Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2014	Year Ended June 30, 2013	Year Ended June 30, 2012
	(In Thousands, Except Per Share Data, Unaudited)
Income available to common stockholders	$10,188	$6,506	$5,078

Weighted average shares outstanding	65,796	66,152	66,495

Basic earnings per share	$0.16	$0.10	$0.08

Income for diluted earnings per share	$10,188	$6,506	$5,078

Total weighted average common shares and equivalents outstanding for diluted computation	65,836	66,152	66,495

Diluted earnings per share	$0.16	$0.10	$0.08